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PROSPECTUS SUPPLEMENT NO. 2                    FILED PURSUANT TO RULE 424(b)(3)
(TO PROSPECTUS DATED MARCH 5, 2007)            REGISTRATION NO. 333-139786


                               2,027,951 SHARES

                            ZOLTEK COMPANIES, INC.

                                 COMMON STOCK

         This prospectus supplement supplements the original prospectus dated March 5, 2007 and Prospectus Supplement No. 1, dated August 6, 2007 (collectively, the "Prospectus"), relating to the offer and sale by certain selling shareholders of up to 678,792 shares of our common stock which may be issued upon conversion of our senior secured convertible notes, issued in July 2006 and October 2006, collectively, the "senior convertible notes," up to 182,940 shares of our common stock which may be issued upon the exercise of warrants issued in connection with our issuance of the senior convertible notes, up to 1,103,719 shares of our common stock which may be issued upon the exercise of warrants issued in December 2006 in connection with an amendment to our loan and warrant agreement with certain institutional investors, and up to 62,500 shares of our common stock which may be issued upon the exercise of warrants issued in February 2003 in connection with our issuance of certain subordinated convertible debentures. The selling shareholders may sell the shares from time to time. The shares are being registered to permit the selling shareholders to sell the shares which they may receive from the conversion of the senior convertible notes and exercise of the warrants from time to time in the public market. We will not receive any of the proceeds from the sale of shares of common stock by the selling shareholders, but will bear the costs relating to the registration of the shares.

         This prospectus supplement should be read in conjunction with the original prospectus dated March 5, 2007, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the original prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the original prospectus, including any supplements or amendments thereto.

         If the information in this Prospectus Supplement is inconsistent with the information contained in the Prospectus or in the proxy statements or other documents previously filed with the Securities and Exchange Commission (collectively, the "SEC Reports") incorporated by reference in the Prospectus or delivered in connection therewith, the Prospectus and/or any SEC Report, as applicable, shall be deemed superseded by this Prospectus Supplement.

         This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

         The information appearing in the Selling Shareholder Table included in this Prospectus Supplement, as of the date hereof, supersedes the information in the table included under the heading "Selling Shareholders" in the Prospectus:


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
                                                  SELLING SHAREHOLDER TABLE

                                SHARES BENEFICIALLY OWNED PRIOR                            SHARES BENEFICIALLY OWNED AFTER
                                       TO THE OFFERING                                               THE OFFERING
                            --------------------------------------                       -----------------------------------
                                                                    NUMBER OF SHARES
           NAME                  NUMBER        PERCENT(1)(2)           OFFERED(3)              NUMBER            PERCENT
----------------------------------------------------------------------------------------------------------------------------
Cranshire Capital, L.P.         259,623 (4)            *                196,545 (4)             (11)              (11)
Iroquois Capital, L.P.          267,903 (5)            *                196,545 (5)             (11)              (11)
Midsummer
  Investment, Ltd.              123,941 (6)            *                196,545 (6)             (11)              (11)
Omicron Master Trust,
  L.P.                               -- (7)            *                     -- (7)             (11)              (11)
Portside Growth and
  Opportunity Fund              659,674 (8)           1.9%              630,624 (8)             (11)              (11)
Rockmore Investment
  Master Fund, Ltd.             711,686 (9)           2.1%              436,013 (9)             (11)              (11)
Smithfield Fiduciary
  LLC                           375,704 (10)          1.1%              309,179 (10)            (11)              (11)
Madeline C. McDonnell
  Gift Trust                      8,000                *                  8,000                 (11)              (11)
Emily C. McDonnell Gift
  Trust                           8,000                *                  8,000                 (11)              (11)
Peter M. Rogers Gift Trust        8,000                *                  8,000                 (11)              (11)
Matthew M. Rogers Gift
  Trust                           8,000                *                  8,000                 (11)              (11)
Kimberly B. Rogers Gift
  Trust                           8,000                *                  8,000                 (11)              (11)
Allison M. James Gift
  Trust                           8,000                *                  8,000                 (11)              (11)
Thomas M. Champer Gift
  Trust                           8,000                *                  8,000                 (11)              (11)
Jeffrey T. Genzel
  Education Trust                 6,500                *                  6,500                 (11)              (11)


---------
*  Less than 1%

(1) The percentage ownership for each person or entity in the Selling Shareholder table is calculated pursuant to Rule 13d-3(d)(1)(i), as promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based upon 33,865,960 shares of our common stock issued and outstanding as of January 11, 2008. The calculation of this percentage assumes the exercise of all warrants and the conversion of all convertible securities, if any, held by that person or entity. In addition, pursuant to Rule 13d-3(d)(1)(i), percentage calculations assume the exercise or conversion of the above-listed securities by that specific person or entity for purposes of calculating the percentage of outstanding securities and are not


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         assumed exercised or converted for purposes of calculating the percentage of outstanding securities of any other person or entity listed.

(2) The terms of the senior convertible notes and the associated warrants provide that the securities are convertible or exercisable on any given date only to the extent that the number of shares of common stock then issuable upon the conversion or exercise of the securities, together with any other shares of common stock beneficially owned by the investors or any of their affiliates (excluding for this purpose shares of common stock which may be deemed beneficially owned through the ownership of the unconverted or unexercised securities) would not exceed 9.9%. Accordingly, the investors' ability to fully convert or exercise the securities registered herein may be limited by the terms of the securities.

(3) Under our registration rights agreement with the selling shareholders, we agreed to register that number of shares determined by assuming that the conversion price of our convertible notes equals 75% of the currently applicable conversion price and that the exercise price of our warrants equals 75% of the currently applicable exercise price.

(4) Mitchell P. Kopin, the president of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P, has sole voting control and investment discretion over securities held by Cranshire Capital, L.P. Each of Mitchell P. Kopin and Downsview Capital, Inc. disclaims beneficial ownership of the shares held by Cranshire Capital, L.P.

(5) Joshua Silverman has voting control and investment decision over securities held by Iroquois Capital, LP. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP.

(6) Midsummer Capital, LLC is the investment manager to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our common stock owned by Midsummer Investment Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(7) Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this Prospectus Supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce
         T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Exchange Act or the SEC's Regulation 13D-G) controls Omicron and Winchester.

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(8)      Ramius Capital Group, L.L.C. ("Ramius Capital") is the investment adviser of Portside and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

         The investment advisor to Portside is Ramius Capital. An affiliate of Ramius Capital Group, L.L.C. is a NASD member. However, this affiliate will not sell any shares offered through this Prospectus by Portside and will receive no compensation whatsoever in connection with sales of shares by Portside offered through this Prospectus.

(9) Rockmore Capital, LLC ("Rockmore Capital") and Rockmore Partners, LLC ("Rockmore Partners"), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda ("Rockmore Master Fund"). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of October 23, 2006, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Rockmore Master Fund.

(10) Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Mr. Glenn Dubin and Mr. Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(11) The selling shareholders may, in connection with this prospectus, offer all or some portion of the common stock they presently hold. Accordingly, no estimate can be given as to the amount of the common stock that will be held by each selling shareholder upon termination of any such sales.

         The selling shareholders may sell the shares covered by this prospectus from time to time through various means (e.g., in ordinary brokerage transactions, directly to market makers of our shares, in negotiated transactions or otherwise, at prevailing market prices) and may engage brokers or dealers to sell the shares. The selling shareholders and any underwriters, agents, brokers or dealers through or to whom these shares of common stock may be sold may be deemed "underwriters" of the shares within the meaning of the Securities Act of 1933, as amended, in which event all brokerage commissions or discounts and other compensation received by such brokers or dealers may be deemed to be "underwriting compensation." If required, the selling shareholders will disclose the names of any underwriter(s), applicable commissions or discounts, and any other required information with respect to any particular sales in an accompanying prospectus supplement.

         We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholders will pay commissions and selling expenses, if any, incurred by them.

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         Our shares of common stock are listed for trading on the Nasdaq
Global Market under the symbol "ZOLT." On January 14, 2008, the last reported sale price of our common stock on the Nasdaq Global Market was $39.21 per share.

         INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE PROSPECTUS DATED MARCH 5, 2007.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          The date of this Prospectus Supplement is January 15, 2008.










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